July 12, 2005


Mail Stop 4561

Mr. Cornelius Stam
Chief Financial Officer
JCM Partners, LLC
2151 Salvio Street, Suite 325
Concord, CA 94520

Re:	JCM Partners, LLC
	Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
	File No. 0-32653

Dear Mr. Stam:

      We have reviewed your filing and have the following comments.
In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

1. We note that you are required to redeem the Class 1 and Class 2 Units by June 2007 and June 2012, respectively, provided the unit holder has timely exercised the unit holder`s put right. We also note that your recently issued Series B Preferred Units are redeemable upon a change in control. Considering that the redemption of these Units appears to be outside of your control, tell us how you considered Rule 5-02.28 of Regulation S-X and EITF D-98 in your classification and measurement of the redeemable units within permanent equity.


Consolidated Statements of Operations, page F-4

2. Please explain to us how you considered paragraph 60 of SFAS
128
and EITF 03-6 in calculating net income per unit as it appears the various classes participate in dividends differently.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
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Mr. Cornelius Stam
JCM Partners, LLC
July 12, 2005
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